SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-199783) and Form S-8 (File No. 333-153669).

PRANA BIOTECHNOLOGY LIMITED

6-K	Items

1.	Prana Business Update

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

December 23, 2016

Prana Business Update

MELBOURNE, 23 December, 2016: Prana Biotechnology Ltd (ASX PBT: NASDAQ PRAN) today provided a business update on its development portfolio of potential neurodegenerative treatments.

Prana has met with the Medical and Healthcare Regulatory Agency in London and the Medical Products Agency in Stockholm to clarify the next steps required to start a Phase 3 trial in Huntington disease. Both agencies were encouraging of Prana’s development program for PBT2 but recommended further non-clinical work be undertaken and completed to establish the reversibility of the neurotoxicity effects seen in a dog study before further consideration of the Phase 3 trial.

Prana is determining the optimal commercialisation pathway of PBT2 including securing a collaboration to undertake the further non-clinical work needed to pave the way to start a Phase 3 Huntington disease trial, the use of PBT2 at lower doses (as currently permitted by the FDA), or using PBT2 for acute indications requiring shorter term use, all with the aim of realising shareholder value from this part of its IP portfolio.

At the same time, Prana has continued to develop PBT434 for the treatment of Parkinson’s disease and Parkinsonian syndromes. PBT434 is designed to inhibit the neurotoxic build-up of alpha synuclein and tau proteins in the brain and has shown strong neuroprotective effects in five different robust preclinical mouse models, reducing cell death by up to 80%. PBT434 has also shown direct beneficial effects on motor and cognitive function in various models of Parkinsonian synucleinopathies and tauopathies. Prana is also completing an IND-enabling package to support a Phase 1 program.

Prana has a proprietary library of over 1000 novel Metal-Protein Attenuating Compounds (MPACs) available for screening and assessment for therapeutic applications in neurodegenerative diseases. This includes PBT519 which is being considered as a treatment for brain cancer.

As previously announced, Prana has commenced a process of reviewing other potentially suitable opportunities that may be highly attractive and can add significant shareholder value in the medium to longer term.  The Company currently retains cash reserves of approximately A$29 million.

Contacts:

Investor Relations	Media
Rebecca Wilson	Scott Newstead
E: rwilson@buchanwe.com.au	E: snewstead@buchanwe.com.au
Tp: +61 3 9866 4722	Tp: +61 3 9866 4722

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialise research into Alzheimer's disease, Huntington disease and other major age-related neurodegenerative disorders. The Company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including The University of Melbourne, The Mental Health Research Institute (Melbourne) and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, contributed to the discovery of Prana’s technology.

For further information please visit the Company’s web site at www.pranabio.com.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT2, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT2, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT2, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT2, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on Form 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.